September 13, 2024

Pengju Wang
Co-Chief Financial Officer
Bgin Blockchain Limited
Unit 502, Lippo Sun Plaza
28 Canton Road, Tsim Sha Tsui
Kowloon, Hong Kong

       Re: Bgin Blockchain Limited
           Amendment No. 7 to Draft Registration Statement on Form F-1 Submitted July 29, 2024
           CIK No. 0001945565
Dear Pengju Wang:

     We have reviewed your amended draft registration statement and have the following comments.

        Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR.
If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our
March 28, 2024 letter.

Amendment No. 7 to Draft Registration Statement on Form F-1
Prospectus Summary
Our Crypto Asset Custody Policies and Procedures, page 5

1. You disclose you no longer observe your custody policy of exchanging USDT into fiat currency each time the overall value of USDT in cold wallets reaches US$100,000 and since July 15, 2023 your USDT balance exceeded the US$100,000 threshold on a daily basis. As of December 31, 2023, you had a USDT balance of US$115.8 million. Tell us why you believe this policy no longer suits your operational needs and disclose the nature of any limits on transfers of USDT to U.S. dollars on the exchanges you use to convert USDT to U.S. dollars. Also provide us with the website addresses for the
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Page 2

       exchanges you used to trade USDT into U.S. dollars in 2023 and 2024 as shown on page
       5.
Risk Factors
Risks Related to Our Business and Industry, page 35

2. We note that, for the fiscal year ended December 31, 2023, the sale of your KAS mining machines contributed 85.43% of your total revenue, the KAS you mined contributed
       71.3% of your mining revenue and the fees earned from your mining pool services contributed 9.3% of your total revenue, all of which was due to fees earned from mining
       KAS. Please include additional risk factors that address the risks related to your dependence on KAS and the blockchain upon which it exists as well as specific risks related to the characteristics of the KAS blockchain so that investors can understand the impact to your business if the KAS blockchain stagnates or its use declines.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Mining pool revenue, page 85

3. Please revise your disclosure to provide a table and related discussion for your mining pool revenue, similar to that provided for your self-mining revenue discussion beginning on page 82, or tell us why you believe the information is not required. If you do not believe this information is required, and with a view toward the upcoming need to update your financial information through June 30, 2024, tell us, by blockchain, the amount of gross mining pool operator income and gross profit for the full year 2023 and the six months ended June 30, 2024.
Business
Sale of Mining Machines
Pricing and Sales Model, page 113

4. We note your revised disclosure on page 113 that you accept bitcoin, USDT and ether as payment and that "[t]he total price of an order in any crypto asset coins will be calculated based on real-time exchange rate between USDT and the chosen crypto asset." Please disclose how you determine the real time exchange rate between USDT and the chosen crypto asset. In addition, please disclose whether you or your customers pay the transfer costs associated with transferring crypto assets, and disclose whether the payment amount you receive from CoinPal is in USDT only or if you also receive bitcoin and ether. Also, please disclose the period of time the crypto assets are held by CoinPal until they are transferred to you and how CoinPal stores the crypto assets received as payment for your mining machines.
Financial Statements
Note 2. Summary of significant accounting policies
Revenue recognition
i) Crytocurrency mining, page F-9

5. We acknowledge your responses to prior comments 4 and 6 and your revised policy disclosure related to mining with your own machines. Please revise your disclosure to specifically indicate:
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Page 3

             that you record revenue at the point-in-time when the block is successfully validated;
           and
             how you value the cryptocurrencies that you receive for successfully validating a block. In this regard, your current disclosure regarding measurement of non-cash consideration received is located with your mining pool operator policy disclosure.
6. Please revise your statements of operations and comprehensive income/loss or add footnote disclosure to separately report revenues from contracts with customers as opposed to revenue from other sources as required by ASC 606-10-50-4a. In this regard, we note from your revised policy disclosure in response to comment 4 that a blockchain is not your customer and that you apply ASC 606 by analogy to that revenue stream.
7. To the extent appropriate, revise your mining pool operator policy disclosure to indicate that this policy follows your revenue recognition policy for mining with your own mining machines in addition to the incremental disclosure already provided regarding the operation of the pool and supporting your conclusion that you are the principal in the transaction.
ii) Sale of mining machines, page F-10

8. On page 113 you disclose customers have the option to submit the payment in
       U.S. dollars or by using crypto assets. Please include your accounting policy for the method and timing of valuing any noncash consideration received for your mining machine sales. In your response and disclosure clarify whether the sales price of your mining machines is denominated in U.S. dollars or crypto assets. Cryptocurrencies, page F-12

9. You disclose that you changed your method of accounting for gains or losses for cryptocurrencies to use the first-in-first-out method from weighted average cost method in
       2022. In response to comment 23 from our June 28, 2023 letter you told us you revised your financial statements for the fiscal years ended December 31, 2021 and 2022 to use the first-in-first-out method to account for your cryptocurrencies. Further, in your
       DRS submitted December 11, 2023, you disclose you restated your financial statements for an error to apply the FIFO method instead of weighted-average costs method. Please explain why you now disclose that you changed your method of accounting in 2022 and how that is consistent with your prior disclosure regarding the restatement for all periods.
10. We note that following the adoption of ASU 2023-08 effective January 1, 2023, you measure your cryptocurrencies, including USDT, at fair value. Please tell us how you considered ASC 350-60-15-1 in determining that USDT meets the criteria in paragraph
       1(b) which states that the guidance applies to holdings of assets that do not provide the asset holder with enforceable rights to or claims on underlying goods, services, or other assets. Also refer to Basis for Conclusions paragraph 21.
Note 13. Segment Reporting, page F-20

11.    Please respond to the following:
           You disclose during the year ended December 31, 2022, substantially all of your revenues were derived from BTL HK. Please tell us how you considered the
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Page 4

           disclosures required by ASC 280-10-50-41(a) including providing the disclosure for both periods presented and disclosing the basis for attributing revenues from external customers to individual countries.
             On pages 44 and 113 you disclose that two customers    purchases
each contributed to
           more than 10% of your aggregate revenue for the fiscal year ended December 31,
           2023, representing approximately 17.38% and 13.3% of your aggregate revenue. The largest customer is based in Vietnam, and the second largest customer is based in
           Hong Kong. Tell us how this relates to your disclosure of revenues from geographic areas.

       Please contact Kate Tillan at 202-551-3604 or Mark Brunhofer at 202-551-3638 if you
have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at 202-551-3666 or Sandra Hunter Berkheimer at 202-551-3758 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Crypto
Assets